June 3, 2013

Via Edgar Filing
Larry Spirgel,
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Steiner Leisure Limited (the "Company")
Form 10-K for the fiscal year ended December 31, 2012
Filed March 15, 2013
Response dated May 17, 2013
Form 10-Q for the Period Ended March 31, 2013
Filed May 9, 2013
File No. 000-28972

Dear Mr. Spirgel:

This letter is in response to your letter dated May 28, 2013, with respect to your review of the above-referenced Form 10-K and Form 10-Q. We note the comment set forth in your letter and your request that we provide you with the requested information and that we comply with that comment in future filings. That comment is set forth below in bold for your convenience of reference and is followed by our response thereto.

Form 10-Q for the Period Ended March 31, 2013

Financial Statements

(3) Summary of Significant Accounting Policies

(c) Revenue Recognition, page 10

1. We note the increased contribution made by your Laser Hair Removal segment to revenues and income from operations during the quarter ended March 31, 2013. With a view to improved disclosure, tell us and disclose in future filings how you account for the revenue and the related costs of your physician owned and franchised Ideal Image Center operations. Specify where revenues and expenses associated with these operations are reported in your financial statements.

Response

We hold variable interests in physician-owned entities that provide medical services to the Ideal Image centers' ("Centers") guests.  In the arrangements with the physician owners of the Centers, we effectively bear the benefits and risks of loss from operating physician-owned entities.

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
June 3, 2013

Under what are typically multi-year agreements with the physician-owned entities, Ideal Image has an exclusive contract to provide administrative and management services covering most of the non-medical operations of these Centers, such as Center management administration, billing and collections, accounts payable, marketing and support services and the acquisition and maintenance of equipment.   In exchange for these services, Ideal Image receives a fee for the services provided.   We have liens and related security interests in the bank accounts and other assets of the physician-owned entities should the entities become unable to pay the agreed fee for our services.  However, we have agreed to allow the physician-owned entities to pay compensation to the physicians ahead of any fees due to us, and, as such, we could incur losses in performing our services to these entities.

The physicians who own, and are engaged by the physician-owned entities are responsible, as required by state law, for the dispensing of patient care services and the exercise of medical judgment.  These physicians are entitled solely to compensation in the form of fees and reimbursement of certain expenses as set forth in our agreements with the physicians.  For the year ended December 31, 2012, and the three months ended March 31, 2013, compensation to physicians and reimbursement to physicians of expenses was $437,000 and $146,000, respectively.

In most of the states where we have physician-owned Centers, we have the right to restrict the transfer of a physician's ownership interest in the Center.  Based upon the terms of these arrangements, we determined that the physician-owned entities are variable interest entities and that the Company is the primary beneficiary as defined in the accounting guidance for consolidation in ASC 810-10, Consolidation - Overall. Accordingly, our consolidated financial statements include the operating results of those entities.

We recognize Ideal Image Center sales in relation to laser hair removal treatment packages sold at Company-owned and at physician-owned clinic locations. The packages provide for five initial treatments which occur at up to ten-week intervals and generally allow for up to four additional treatments, as necessary, to obtain the desired results. Center sales revenue is recognized evenly over the average number of treatments provided, and is included in Services Revenues in our consolidated statements of income. Remaining revenue, net of related financing fees, relating to unperformed services is included in deferred revenue in the consolidated balance sheets. During the three months ended March 31, 2013, some of our treatment packages included certain of our products. Treatment packages that are bundled with our products are considered multiple deliverable arrangements and, hence, require us to allocate revenue between services and products using either vendor specific objective evidence, third party evidence of selling

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
June 3, 2013

price, or the best estimate of selling price. Because both our treatments and products are offered for sale separately, we allocate consideration received for treatment packages based upon their relative stand-alone selling prices. Revenues for the treatment component are deferred and recognized as discussed above. Revenues for the products are recognized when they are delivered. All costs directly related to the operation of a Center for both Company-owned and physician-owned clinic locations, such as rent of the facilities, maintenance costs of our equipment, depreciation expense related to leaseholds and equipment, payroll costs of sales personnel and service providers and advertising costs are included in Cost of Services in our consolidated statements of income. All corporate related payroll and other corporate related expenses are included in Salary and Payroll and Administrative expenses in our consolidated statements of income.

The measures of operating results, such as margins, capital expenditures and payroll costs, of Company-owned and physician owned Centers are substantially the same and we do not anticipate any change in this trend in the foreseeable future.

We also receive royalties from Ideal Image franchisees. These royalties from franchised Ideal Image Center operations are recognized in the period earned and are recorded in Services Revenues in our consolidated statements of income. There are no related direct costs associated with these royalties. For the year ended December 31, 2012 and three months ended March 31, 2013, royalty income was $3.0 million and $0.7 million, respectively. We do not currently have plans to offer any new Ideal Image franchise opportunities in the foreseeable future.

In future filings we will expand our disclosure as to how we account for the revenue and related costs of our physician-owned and franchised Ideal Image Center operations.

Please let me know if you have any questions or comments on any of the foregoing.

Thank you for your attention to this matter.

Sincerely,

/s/ Stephen B. Lazarus

Stephen B. Lazarus

Executive Vice President

and Chief Financial Officer

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
June 3, 2013

cc: Robert Littlepage, Accounting Branch Chief
Joseph Kempf, Senior Staff Accountant
Gregory Dundas, Staff Attorney